CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

CO. REG. NO.: 196300316Z

Our Ref: GC



06013970

RECEIVED
2006 JUN -1 P 1:4?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 May 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 24 May 2006 (*Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc*);
- 26 May 2006 (*Establishment of a Hotel Real Estate Investment Trust Group by Millennium & Copthorne Hotels plc*); and
- 26 May 2006 (*City Developments Limited Increases Presence in Thailand*);

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

Yours faithfully



ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	24-May-2006 17:15:10
Announcement No.	00038

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc

Description

The Board of Directors of City Developments Limited ("CDL") wishes to announce that CDL's deemed interest in Millennium & Copthorne Hotels plc ("M&C") held through its subsidiaries, Singapura Developments (Private) Limited, Reach Across International Limited and City e-Solutions Limited, has increased to 153,685,041 shares or 52.933% of M&C's issued share capital following the allotment on 19 May 2006 of a total of 1,901,104 new shares of 30 pence each in M&C to the said subsidiaries pursuant to their election under the Scrip Dividend Option of M&C to receive new shares based on a value of 448.70 pence per share rather than cash in respect of the final dividend of 5.62 pence per share for the year ended 31 December 2005 declared by M&C.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date : 24 May 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	26-May-2006 21:11:45
Announcement No.	00137

>> Announcement Details
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Announcement Title *	Establishment of a Hotel Real Estate Investment Trust Group by Millennium & Copthorne Hotels plc
Description	Please refer to the attached file on the above.



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City Developments Limited
(Company Registration No. 196300316Z)

ANNOUNCEMENT

ESTABLISHMENT OF A HOTEL REAL ESTATE INVESTMENT TRUST GROUP BY MILLENNIUM & COPTHORNE HOTELS PLC

1. Introduction
The Board of Directors of City Developments Limited (the "Company") is pleased to announce that the Singapore Exchange Securities Trading Limited ("SGX-ST") has on 26 May 2006 granted a conditional eligibility-to-list letter for the admission of all of the Stapled Securities (as defined hereunder) in CDL Hospitality REIT Group to the Official List of the Main Board of the SGX-ST. The eligibility-to-list letter is not an indication of the investment merits of CDL Hospitality REIT Group and the Stapled Securities being offered for investment.

CDL Hospitality REIT Group is established by the Company's 53% owned subsidiary Millennium & Copthorne Hotels plc ("M&C") and will be a stapled group (the "Stapled Group"), comprising CDL Hospitality Real Estate Investment Trust ("H-REIT"), a real estate investment trust, and CDL Hospitality Business Trust ("HBT"), a business trust. The Stapled Group's business activities will focus on real estate primarily used for hospitality and/or hospitality-related purposes, whether wholly or partially, and real estate related assets in relation to the foregoing.

A preliminary prospectus of the Stapled Group ("Prospectus") in connection with the proposed initial public offering ("IPO"), containing details on the Stapled Group including the Properties (as defined hereunder, comprising the initial asset portfolio of H-REIT), the risk factors and distribution policy will be lodged with the Monetary Authority of Singapore ("MAS") in due course. **This proposed IPO is subject to, among other things, regulatory approval from the SGX-ST and the MAS. Accordingly, shareholders and other investors should note that the proposed IPO is dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied. The Board of Directors of M&C has not made a final decision on whether or not to proceed, and if so when to proceed, with the proposed IPO. Thus, there can be no assurance that the proposed IPO will proceed.**

2. The Stapled Group
The Stapled Group will comprise H-REIT and HBT. The units in H-REIT and units in HBT will be stapled together (the "Stapled Securities") under the terms of a stapling deed to be entered into between M&C REIT Management Limited (a wholly-owned subsidiary of M&C and acting as the manager of H-REIT) ("H-REIT Manager") and M&C Business Trust Management Limited (at wholly-owned subsidiary of M&C and acting as the trustee-manager of HBT) ("HBT Trustee-Manager"). As the units in H-REIT and the units in HBT will comprise the Stapled Securities, these units cannot be traded separately.

H-REIT will be established with the principal strategy of investing, directly or indirectly, in a diversified portfolio of income-producing real estate which is primarily used for hospitality and/or hospitality-related purposes, whether wholly or partially, and real estate related assets in relation to the foregoing.

HBT will be dormant at the proposed listing date and may become active going forward under certain circumstances which will be set out more fully in the Prospectus.

3. H-REIT's Initial Asset Portfolio
H-REIT's initial asset portfolio will comprise four Singapore hotels, namely Orchard Hotel Singapore ("Orchard Hotel"), Grand Copthorne Waterfront Hotel Singapore ("Grand Copthorne Waterfront Hotel"), M Hotel Singapore ("M Hotel") and Copthorne King's Hotel Singapore ("Copthorne King's Hotel") (collectively known as the "Hotels"), and Orchard Hotel Shopping Arcade, a shopping arcade annexed to Orchard Hotel (the Hotels and Orchard Hotel Shopping Arcade collectively known as the "Properties").

The Company and certain wholly-owned subsidiaries of M&C, namely, Republic Hotels & Resorts Limited ("RHRL"), Harbour View Hotel Pte. Ltd. ("HVHPL") and City Hotels Pte. Ltd. ("CHPL"), (collectively known as the "Vendors") will enter into various sale and purchase agreements ("Sale and Purchase Agreements") with DBS Trustee Limited (an independent professional trust company registered under the Trust Companies Act, Chapter 336 of Singapore) ("H-REIT Trustee"), acting on behalf of H-REIT, pursuant to which H-REIT will respectively acquire a 75-year leasehold interest in Grand Copthorne Waterfront Hotel from the Company and the following from the respective wholly-owned subsidiaries of M&C:-

(a) 75-year leasehold interest in Orchard Hotel from CHPL;
(b) 75-year leasehold interest in M Hotel from HVHPL;
(c) the remaining approximately 61 year term of a 99-year leasehold interest in Copthorne King's Hotel from RHRL; and
(d) 75-year leasehold interest in Orchard Hotel Shopping Arcade from CHPL.

Further details of the Properties will be set out in the Prospectus.

Except for the Orchard Hotel Shopping Arcade, H-REIT will enter into a 20-year fixed term lease with each of RHRL, HVHPL and CHPL acting as lessees for the respective hotel assets, with an option to renew for another term of 20 years at each lessee's option. The Grand Copthorne Waterfront Hotel will be leased by H-REIT to RHRL whilst the other 3 hotels will be leased to their respective vendors. The lessees will each pay H-REIT rental comprising the sum of a fixed rent, a fixed service charge and a variable rent that is computed based on a percentage of the respective hotels' revenue and a percentage of the respective hotels' gross operating profits for the prevailing financial year, which will allow H-REIT to earn passive rental income.

As for Orchard Hotel Shopping Arcade, H-REIT will take over the existing leases therein and continue to lease the retail units out to various tenants directly and derive rental income therefrom.

The appraised values of the Properties as at 28 February 2006 was approximately S$846.3 million (approximately £286.6 million), based on a valuation of the Properties undertaken by CB Richard Ellis (Pte) Ltd ("CBRE"), the independent valuer appointed by the H-REIT Manager. This was not significantly different from the appraised values of the Properties as at the same date carried out by Knight Frank Pte Ltd ("Knight Frank"), the independent valuer appointed by the H-REIT Trustee. The individual appraised values of the Properties are as follows:

Property	Appraised Value by CBRE (as at 28 February 2006)	Appraised Value by Knight Frank (as at 28 February 2006)
Orchard Hotel	S$330.1 million	S$330.0 million
Grand Copthorne Waterfront Hotel	S$234.1 million	S$233.9 million
M Hotel	S$161.5 million	S$161.7 million
Copthorne King's Hotel	S$86.1 million	S$85.5 million
Orchard Hotel Shopping Arcade	S$34.5 million	S$35.2 million
Total	S$846.3 million	S$846.3 million

The revenue and profit before tax generated by the Properties and attributable to the Company for the financial year ended 31 December 2005 ("FY2005") were as follows[1]:

Property	FY 2005 Revenue	FY2005 Profit Before Tax
Orchard Hotel	S$55.1 million	S$19.1 million
Grand Copthorne Waterfront Hotel	S$43.8 million	S$5.1 million
M Hotel	S$30.9 million	S$10.7 million
Copthorne King's Hotel	S$19.3 million	S$2.9 million
Orchard Hotel Shopping Arcade	S$3.4 million	S$2.0 million
Total	S$152.5 million	S$39.8 million

Note:
1. Only the revenue and profit before tax for Grand Copthorne Waterfront Hotel are directly attributable to the Company. The revenue and profit before tax for Orchard Hotel, M Hotel, Copthorne King's Hotel and Orchard Hotel Shopping Arcade are attributable to M&C.

The terms and conditions, including the sale price of the Properties will be determined upon entering into the Sale and Purchase Agreements with the respective Vendors which will be agreed in due course and which will be set out more fully in the Prospectus.

4. Proposed Initial Public Offering ("IPO")
The terms and the structure of the proposed IPO will be fully set out in the Prospectus. DBS Bank Ltd ("DBS") and The Hongkong and Shanghai Banking Corporation Ltd ("HSBC") have been appointed Joint Financial Advisers, Joint Global Coordinators and Joint Bookrunners for the proposed IPO, subject to a definitive underwriting agreement to be executed in due course.

5. The Company's Interest

To demonstrate its commitment to the Stapled Group, M&C, through a wholly-owned subsidiary, is expected to subscribe for approximately 39% interest in the Stapled Group, funded through the proceeds of the disposal. Through its 53% interest in M&C, the Company will thus hold an indirect stake with an effective interest of approximately 21% in the Stapled Group.

6. Rationale for the Sale of Properties

The flotation of the Stapled Group will:

(a) unlock shareholders' value in the Singapore hotel assets owned by M&C in which the Company is a majority shareholder; and

(b) enable the Company, through M&C, to pursue the twin strategies of revenue growth through increased fee-based income and increased investment exposure to hospitality and/or hospitality related real estate.

The H-REIT Manager and HBT Trustee-Manager are wholly-owned subsidiaries of M&C and will receive management fees for providing certain management services to H-REIT and HBT, respectively. Further, the H-REIT Manager and HBT Trustee-Manager will also earn acquisition fees and divestment fees for successful acquisitions and disposal of properties, respectively, on behalf of H-REIT and HBT, respectively.

With the flotation of the Stapled Group the Company, through M&C, will have a specialised vehicle publicly listed on an internationally recognized stock exchange for the purpose of acquiring and funding future hotel acquisitions through inter alia, a listed real estate investment trust structure. H-REIT will be an asset-owning vehicle focused on delivering stable and growing distributions and acquiring yield-accretive properties used for hospitality and/or hospitality-related purposes initially in Singapore, and eventually globally. As a real estate investment trust, H-REIT should also be a more capital-efficient asset-owning vehicle.

M&C will use the net proceeds from the disposal of Orchard Hotel, M Hotel, Copthorne King's Hotel and Orchard Hotel Shopping Arcade to partly fund the acquisition of approximately 39% of the Stapled Group, with the balance to be used for working capital purposes. The Company intends to use the net proceeds from the disposal of Grand Copthorne Waterfront Hotel to reduce its bank borrowings and for working capital purposes.

7. Interests of Directors and Substantial Shareholders

As at the date of this Announcement, the direct interests of the Directors in the issued shares of the Company, based on the Company's Register of Directors' Shareholdings, are as follows:-

Name of Director	Class of shares	Direct Interest	
		No. of Issued Shares Held	% of total Issued Shares
Kwek Leng Beng	Ordinary Preference	397,226 144,445	0.044 0.044
Kwek Leng Joo	Ordinary Preference	65,461 100,000	0.007 0.030
Kwek Leng Peck	Ordinary	43,758	0.005
Tang See Chim	Ordinary Preference	11,000 4,000	0.001 0.001

As at the date of this Announcement, the interests of the substantial shareholders of the Company in the issued voting ordinary shares of the Company, based on the Company's Register of Substantial Shareholders, are as follows:-

	No. of Ordinary Shares Held			
Name of Substantial Shareholder	**Direct Interest**	**Deemed Interest**	**Total**	**% of total Issued Shares**
Hong Realty (Private) Limited ("HR")	32,088,024	30,499,756[1]	62,587,780	6.883
Hong Leong Holdings Limited ("HLH")	148,787,477	19,547,220[2]	168,334,697	18.513
Hong Leong Investments Holdings Pte. Ltd. ("HLIH")	140,169,335	301,958,566[3]	442,127,901	48.623
Kwek Holdings Pte Ltd ("KH")	-	442,127,901[4]	442,127,901	48.623
Davos Investment Holdings Private Limited ("Davos")	-	442,127,901[4]	442,127,901	48.623
Aberdeen Asset Management plc and its subsidiaries ("Aberdeen Group")	-	53,533,388[5]	53,533,388	5.887
Aberdeen Asset Management Asia Ltd ("AAMAL")	-	45,812,388[6]	45,812,388	5.038

Notes:

(1) HR is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 30,499,756 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(2) HLH is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 19,547,220 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) HLIH is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 301,958,566 ordinary shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof, which includes (i) the 62,587,780 ordinary shares held directly and indirectly by HR and (ii) the 168,334,697 ordinary shares held directly and indirectly by HLH, out of which 9,305,391 shares have been identified as shares in which HR is also deemed to have an interest in under note [1] above.

(4) KH and Davos are deemed under Section 7 of the Companies Act, Chapter 50, to have an interest in the 442,127,901 ordinary shares held directly and/or indirectly by HLIH in which each of KH and Davos is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(5) The deemed interest of Aberdeen Group is based on the last notification to the Company on 8 February 2006 and relates to ordinary shares held by various accounts managed or advised by Aberdeen Group whereby Aberdeen Group is given proxy voting rights.

(6) The deemed interest of AAMAL is based on the last notification to the Company on 8 December 2005 and relates to ordinary shares held by various accounts managed or advised by AAMAL whereby AAMAL is given proxy voting rights.

Save as disclosed above, none of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the sale of the Properties.

The Company will make further announcements on the proposed IPO of the Stapled Group as and when appropriate.

By Order of the Board
Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

26 May 2006

IMPORTANT NOTICE

This Announcement is made in reliance on sections 282L(9)(a) and 300(4)(a) of the Securities and Futures Act, Chapter 289 of Singapore. The information contained in this Announcement does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for stapled securities ("Stapled Securities") in CDL Hospitality REIT Group (the "Stapled Group") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever. The information in this Announcement is qualified in its entirety by, and is subject to, the more detailed information to be set out in the final prospectus ("Prospectus") to be registered by the Monetary Authority of Singapore (the "Authority"). The information presented in this Announcement is subject to change. After registration of the prospectus by the Authority, copies of the Prospectus relating to the proposed initial public offering may be obtained, subject to availability, from DBS Bank Ltd and The Hongkong and Shanghai Banking Corporation Ltd (collectively known as the "Underwriters") and, where applicable, from members of the Association of Banks in Singapore, members of the Singapore Exchange Securities Trading Limited ("SGX-ST") and merchant banks in Singapore. Anyone wishing to purchase the Stapled Securities should read the Prospectus before deciding whether to purchase the Stapled Securities and will need to make an application in the manner set out in the Prospectus.

The value of the Stapled Securities and the income derived from them may fall as well as rise. Stapled Securities are not obligations or, deposits in, or guaranteed by, M&C REIT Management Limited ("H-REIT Manager"), DBS Trustee Limited ("H-REIT Trustee"), M&C Business Trust Management Limited ("HBT Trustee-Manager"), the Underwriters, Millennium & Copthorne Hotels plc ("M&C"), the Company or any of their respective affiliates. An investment in the Stapled Securities will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the H-REIT Manager and HBT Trustee-Manager redeem or purchase the Stapled Securities while the Stapled Securities are listed. It is intended that holders of Stapled Securities may only deal in their Stapled Securities through trading on the SGX-ST. Listing of the Stapled Securities on the SGX-ST does not guarantee a liquid market for the Stapled Securities.

This Announcement is not an offer of securities in the United States. The Stapled Securities will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S"). The Stapled Securities may be offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. A potential investor should read the Prospectus before deciding whether to purchase the Units. Any decision to purchase the Units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the H-REIT Manager, the H-REIT Trustee, the HBT Trustee-Manager, the Underwriters, M&C, the Company or any of their respective affiliates or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Company's current view of future events.

As of the date of this Announcement, the Stapled Group is not listed on the SGX-ST. When the Stapled Group is listed, an investment in Stapled Group will involve risks, including without limitation, risks relating to the Properties, risks relating to the Stapled Group's operations and risks relating to investing

in real estate. Readers of this Announcement as well as all prospective investors in the Stapled Securities should read the Prospectus when it is available before taking any action in respect of the Stapled Securities or deciding whether to purchase the Stapled Securities on the secondary market.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S). It is not an offer of securities for sale into the United States. The Stapled Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Stapled Securities will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This document, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitations, must not be published in any United States edition of any publication.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	26-May-2006 18:02:19
Announcement No.	00086

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Announcement Title *	City Developments Limited Increases Presence in Thailand
Description	Please refer to the attached News Release issued by Group Corporate Affairs, Hong Leong Group on 26 May 2006 in respect of the above subject.
Attachments:	News-Release260506.pdf Total size = **29K** (2048K size limit recommended)

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Hong Leong Group
Singapore
Group Corporate Affairs

News Release

26 May 2006

CDL INCREASES PRESENCE IN THAILAND

City Developments Limited (CDL), in conjunction with joint venture partners, has opened its first Bangkok hotel property, with the grand opening today of the Millennium Hilton Bangkok.

The Millennium Hilton Bangkok was recently totally rebuilt after being abandoned at the time of the 1997 Asian financial crisis. It was then taken over by the state-owned Thai Asset Management Corporation. Three years ago, CDL and US-based real estate fund Westbrook Partners jointly made a successful bid for the property.

The 543-room, 32-storey hotel was redesigned and re-constructed into a hip 5-star property complete with outstanding restaurants, spa facilities, ballrooms and unique meeting spaces. It opened its doors in March, and today celebrates its Grand Opening. It's the Group's first hotel in Thailand.

Mr Kwek recalled that he was looking at the property at the time, Millennium Hilton Bangkok was on the river front of the Chao Phraya River and was told that the hotel was located at the wrong side of the river. Nonetheless, he proceeded to snap it up.

"As you can see now, what some said was the wrong side of the river has become the right side as we can enjoy the great skyline of Bangkok from here," noted Mr. Kwek Leng Beng. Mr. Kwek is Executive Chairman of Hong Leong Group Singapore, which includes property giant CDL and Millennium & Copthorne Hotels plc (M&C), and was speaking at a media conference held in conjunction with the official launch of the Millennium Hilton Bangkok.

9 Raffles Place
#36-00
Republic Plaza
Singapore 048619
Tel: 6438 0880
Fax: 6534 3060
www.hongleong.com.sg

CDL also announced that in March 2006, Real Estate Capital Asia Partners, L.P (RECAP) had acquired a 95% interest in the Phuket Jungceylon Project, a mega hotel and retail complex of 2 million square feet that would be the biggest in Phuket, Thailand.

RECAP is a private real estate fund in which CDL has significant interest with a US-based investment fund and other limited partners.

Phuket Jungceylon Project involves approximately 90,000 square metres of leasable retail space, over 900 car park lots, and hotel of over 400 rooms, disclosed Mr. Kwek Leng Beng. Mr. Kwek said the project would have gross construction area of 204,000 square metres, or 2 million square feet, and is located in Patong, the main tourist area of Phuket. When completed, Phuket Jungceylon Project will be the largest shopping and retail complex in Phuket.

"This project aims to inject confidence back into both the tourism and retail business in Phuket, following the deadly tsunami of December 2004," said Mr. Kwek, adding that Phuket Jungceylon Project and the Millennium Hilton Bangkok are two of several investment projects the Group was undertaking with partners in Thailand.

Through RECAP fund, the CDL Group has also significant holdings in Millennium Residences. This property project involves the development of 604 residential condominium units, 1,000 car parking spaces and a retail building located on a prime freehold land in Sukhumvit district. Millennium Residences is scheduled to be completed by end 2008. When completed, this real estate project will be among the best luxurious residential condominium projects in Bangkok.

Mr. Kwek said CDL was also involved in the commercial property sector in Bangkok - the Exchange Tower and another hotel, Millennium Sukhumvit Hotel.

CDL acquired an interest in the Exchange Tower (formerly known as Pornpat Tower) in Bangkok. The Exchange Tower is a Grade A office building and a modern retail mall, offers approximately 42,000 square meters of lettable retail and office space and gross floor area of about 85,000 square metres. It is strategically located at the intersection of Asoke and Sukhumvit Roads, enjoying access to both elevated train and subway systems. The renovation of the Exchange Tower is scheduled to be completed in June 2006.

Through its subsidiary M&C, the CDL Group also entered into a joint venture with the Srichawala family to start construction of a five-star hotel, the Millennium Sukhumvit Bangkok. The 326-room hotel will be completed by end 2007 and will be managed by M&C.

Turning to his Group's hotel strategy, Mr Kwek said M&C has been focusing on with the aim of increasing the Group's footprint in Asia. In August this year, the Millennium Hongqiao Shanghai hotel will be opened under M&C management which successfully clinched the management contract for this hotel.

In Beijing, the Group agreed to invest into a joint venture to develop a 520-room hotel in the heart of the Beijing Central Business District. Currently under construction, the Millennium Beijing Hotel is scheduled for opening in the first half of 2008, in advance of the Beijing Olympics.

"While many hotels groups are going asset-light, M&C has been following a twin-strategy of owning and operating hotels," Mr Kwek said. "It was fashionable to go asset-light two years ago, now some are questioning if this strategy is correct. All I can say is that our strategy has been adopted somewhat but partners now agree with our view," added Mr Kwek.

Mr Kwek said he held Bangkok in fascination. "The city has dynamism, its commerce and exports, its beauty and charm and the politeness of the Thai people are its trademarks. Bangkok is a metropolitan city and a haven for both tourists and business people. We intend to promote tourism into Bangkok."

Mr. Kwek stated that in the late 1990s the Group started its investment in Thailand and invested with Westbrook Partners by subscribing to the preference shares of the Erawan Group. The Erawan Group was formerly known as the Amarin Plaza Group, which owned properties such as the Grand Hyatt Erawan, JW Marriott Bangkok and other choice real estate in Bangkok. The Group has since exited this deal.

"The Group will continue to actively seek and explore real estate investment opportunities in Bangkok and other parts of Thailand either directly or through RECAP and in conjunction with MTR Asset Managers, a Company founded by M.R. Chatu Mongkol Sonakul, who has had a distinguished career in both the public and private sectors. These investments will be made where we can contribute our expertise," he said.

Mr. Kwek, Executive Chairman of CDL, this evening officially launch the opening of the Millennium Hilton Bangkok with fireworks display. The launch party is attended by over 1,000 people.

=====================================

For more information, please contact:
Gerry de Silva,
Head, Group Corporate Affairs
Hong Leong Group Singapore
Tel: 64289 308/ 6438 3110
Mobile: +65 97317122
Email: gerry@cdl.com.sg